

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2024

Ilan Hadar
Chairman and Chief Executive Officer
Silexion Therapeutics Corp
2 Ha'ma'ayan Street
Modi'in-Maccabim-Reut, Israel 7177871

> **Re: Silexion Therapeutics Corp**
> **Registration Statement on Form S-1**
> **Filed September 10, 2024**
> **File No. 333-282017**

Dear Ilan Hadar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gary Emmanuel, Esq.